PW

[redacted]

11021821

UNITEDSTATES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 27 2011
Washington, DC
110

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL FINANCIAL SOLUTIONS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 PERIMETER CENTER NORTH. SUITE 300
(No. and Street)

ATLANTA (City) GA (State) 30346 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXYS MCKENZIE 678-690-8526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name – *if individual, state last, first, middle name*)

3150 140TH STREET, RM 6C (Address) FLUSHING (City) NY (State) 11354 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 141006-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, ALEXYS MCKENZIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL FINANCIAL SOLUTIONS INC, as of MARCH 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SARAH R. BESHERS
My Commission Expires 05-13-2013
NOTARY PUBLIC
GWINNETT COUNTY, GEORGIA

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

International Financial Solutions, Inc.

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

Board of Directors
International Financial Solutions, Inc

We have audited the accompanying statement of financial condition of International Financial Solutions Inc. (the Company) as of March 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Financial Solutions, Inc. at March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen
Yin Shen Co. CPA
New York, New York
May 23, 2011

International Financial Solutions, Inc.

Statement of Financial Condition
March 31, 2011

ASSETS

Cash	$	161,666
Deposit with clearing organizations		100,000
Commission receivable		96,871
Other receivable		92,500
Prepaid expenses		20,093
Securities owned, at fair value		56,341
Furniture and equipment at cost, less accumulated depreciation $1,172		5,213
Total assets	$	532,684

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable		9,664
Commission payable		67,810
Accrued expense	$	8,579
Total liabilities		86,053
Stockholders' Equity		
Common stock - non par value, 1,000,000 shares issued and outstanding		25,000
Additional paid-in capital		348,085
Retained earnings		73,546
Total stockholders' equity	$	446,631
Total liabilities and stockholders' equity	$	532,684

The accompanying notes are an integral part of these financial statements

International Financial Solutions, Inc.

Statement of Income
for the Year Ended March 31, 2011

REVENUES:	
Commissions and fees	$ 1,413,189
Principal transactions	5,233
Interest and dividends	1,511
Other income	59,191
	1,479,124
EXPENSES:	
Employee compensations	78,867
Commission expenses	698,221
Clearing and executions	91,525
Communication and data processing	20,439
Management fees	90,702
Occupancy	27,628
Regulatory expenses	55,655
Professional fees	54,681
Other expenses	222,864
Total expense	1,340,582
NET INCOME (LOSS)	$ 138,542

The accompanying notes are an integral part of these financial statements

International Financial Solutions, Inc.

Statement of Changes in Stockholders' Equity
for the Year Ended March 31, 2011

	Capital Stock		Additional		Total
Balance at	Shares	Amount	Paid-in Capital	Retained Earnings	Stockholders' Equity
March 31, 2010	1,000,000	$ 25,000	231,526	(64,996)	191,530
Net income(loss)				138,542	138,542
Capital increased			239,000		239,000
Capital decreased			(122,441)		(122,441)
Balance at March 31, 2011	1,000,000	25,000	348,085	73,546	$ 446,631

The accompanying notes are an integral part of these financial statements

International Financial Solutions, Inc.

Statement of Cash Flows
for the Year Ended March 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 138,542
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	906	
Commission receivables	(96,871)	
Other receivables	(92,500)	
Deposit in clearing organization	(85,000)	
Marketable securities	102,752	
Prepaid expenses	(20,092)	
Commission payables	67,810	
Accounts payable and accrued expenses	10,743	
Total adjustments		(112,252)
Net cash used in operating activities		26,290
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(3,713)	(3,713)
Net cash used in investing activities		(3,713)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in	116,559	116,559
Net cash provided by financing activities		116,559
INCREASE IN CASH		139,136
CASH AT BEGINNING OF THE YEAR		22,530
CASH AT END OF THE YEAR		$ 161,666

The accompanying notes are an integral part of these financial statements

International Financial Solutions, Inc.
Notes to Financial Statements

For the Year Ended March 31, 2011

1. Organization and Nature of Business

International Financial Solutions, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company engaged in the business of sales of securities. The Company does not carry customer accounts and is exempt from SEC customer protecting rules under the paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is a Pennsylvania corporation formed on September 21, 1993 and is authorized doing business in the state of Georgia. The name under which it was formed was Alzaid Financial Services, Inc.

2. Significant Accounting Policies

Basic Presentation
The Company mainly engages in retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options, mutual funds and variable life insurance or annuities. The Company clears its securities transactions on a fully disclosed basis through clearing brokerage.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis

Property and equipment
Furniture and equipment are primarily provided by a rental company included in office lease. The Company owned equipment consists of computers for data processing. The equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

Statement of Cash Flows
For purpose of Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not hold for sale in the ordinary course of business.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk
The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may sustain a loss if the market value of the security if different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounting method
The Company prepares its financial statements on the accrual basis of accounting.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. Fair Value:

Securities owned consist of equity securities. Equity securities are carried at market value with unrealized gains and losses reflected in the Statement of Income (Loss). As at March 31, 2011 the Company owned marketable securities at fair value of $56,341.

4. Related party transactions

Through common ownership and management, the Company is affiliated with International Financial Solutions, LLC. (the LLC) The Company has entered into a management agreement with the LLC wherein it is agreed that the LLC will provide managerial and consulting services. The LLC also agreed to pay on behalf of the Company the expenses such as administrative and office expenses. In exchange the Company pays the management fees for these management and services. The Company paid approximately $90,702 as management fees to the LLC for the year ended March 31, 2011.

5. Contingencies

The Company leased a furnished office including office space, telephone, high speed internet, fax and time share conference room. Monthly rent varies based on base rent plus usage with discount. Average monthly rent expense is approximately $2700. The lease expired on April 30, 2011. A new lease contract extended to April 30, 2012.

6. Financial Instruments with Off-Balance-Sheet Credit Risk:

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date. Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments.

The Company seeks to control the aforementioned risk by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At March 31, 2011, the Company was in compliance with these regulations and had net capital of $320,585, which was $314,848 in excess of its required net capital of $5,737. The Company's net capital ratio was 0.27 to 1.

8. Income taxes:

The Company is "S" corporation for tax purpose, therefore, the Company did not pay or accrued federal income taxes. However, the company is liable to minimum state corporate income taxes.

The Company has assessed the impact of FASB Interpretation No. 48 and has determined that no material liability is required to be recorded.

International Financial Solutions, Inc.
Supplement Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of March 31, 2011

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

SCHEDULE I

International Financial Solutions, Inc.

Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission
As of March 31, 2011

NET CAPITAL			
Total stockholders' equity		$	446,631
Deduct stockholders' equity not allowable for net capital			-
Total stockholders' equity qualified for net capital			446,631
Deductions:			
Non allowable assets			
Advance to brokers	(92,500)		
Prepaid expenses	(20,092)		
Furniture and equipment	(5,213)		(117,805)
Net capital before haircuts on securities positions			328,826
Haircuts on securities			
Regular haircut	(5,901)		
Undue concentration charge	-		
Clearing security deposit	(2,340)		(8,241)
NET CAPITAL		$	320,585
AGGREGATE INDEBTEDNESS			
Accrued and accounts payable	86,053		86,053
Total aggregate indebtedness		$	86,053
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required:		$	5,737
Minimum dollar required:		$	5,000
Excess net capital		$	314,848
Excess net capital at 1,000 percent		$	234,532
Ratio: Aggregate indebtedness to net capital			0.27

International Financial Solutions, Inc.

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of March 31, 2011)

Net capital, as reported in Company's Part II (unaudited amended) FOCUS report		$	313,217
Adjustments:			
Equity decreased	(71,174)		
Non allowable assets	78,542		
			7,368
Net capital per above		$	320,585

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
International Financial Solutions, Inc

In planning and performing our audit of the financial statements of International Financial Solutions, Inc. (the Company), as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen
Yin Shen Co. CPA
New York, New York
May 23, 2011

INTERNATIONAL FINANCIAL SOLUTIONS, INC.

SIPC SUPPLEMENTAL REPORT
AND SUPPLEMENTARY SCHEDULES

March 31, 2011

Atlanta, Georgia

Independent Accountants' Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To Board of Directors
International Financial Solutions, Inc
303 Perimeter Center N. Suite 300
Atlanta, GA 30346

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended March 31, 2011, which were agreed to by International Financial Solutions, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating International Financial Solutions, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). International Financial Solutions, Inc.'s management is responsible for the International Financial Solutions, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the accounting book noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting there is $220,582 differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of SIPC Supplemental Schedule noting there is $1483 differences from deductions;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of SIPC Supplemental Schedule supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
May 23, 2011

International Financial Solutions, Inc.

SIPC Supplemental Schedule

As of March 31, 2011

Total Revenue Per Audited Form X-17A-5	$ 1,479,124
Total Deduction	7,095
SIPC Net Operating Revenue	$ 1,472,029
General Assessment @0.0025	3,680
Less previously paid	994
Assessment Balance Due	$ 2,686
Assessment Balance Due with SIPC-7 (unaduited)	2,138
Difference	$ 548